

Mailstop 3233

October 23, 2015

VIA E-MAIL
Ms. Elizabeth A. Pagliarini
Chief Financial Officer
Summit Healthcare REIT, Inc.
2 South Pointe Drive, Suite 100
Lake Forest, CA 92630

Re: Summit Healthcare REIT, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Filed March 20, 2015
File No. 0-52566

Dear Ms. Pagliarini:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Notes to Consolidated Financial Statements

4. Concentration of Risk, page 62

1.   We note that as of December 31, 2014 you had two tenants which accounted for 46% and 32% of your tenant rental revenue, respectively, and that as of June 30, 2015, you had concentrations of 49% and 29%. Please tell us whether any groups of properties rented to a single tenant represented more than 20% of your total assets as of December 31, 2014. To the extent you do have a significant asset concentration leased to a single tenant, please tell us whether you have considered providing full audited financial statements of that tenant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from each of the companies acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate & -
    Commodities